Asensus Surgical, Inc.
1 TW Alexander Drive, Suite 160
Durham, North Carolina 27703

April 26, 2022

Via EDGAR and Electronic Mail Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Alan Campbell

Re:	Asensus Surgical, Inc. Registration Statement
on Form S-3 (File No. 333-263711)

Ladies and Gentlemen:

We respectfully request that the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, and pursuant to Rule 461(a) promulgated thereunder, enter an appropriate order declaring the above-captioned Registration Statement on Form S-3 effective as of 4:00 p.m., April 28, 2022, or as soon thereafter as practicable.

Please direct any questions regarding the Registration Statement or this request to the undersigned at the Company at (919) 765-8426, to Joshua Weingard, Chief Legal Officer of the Company, at (305) 778-1031 or to Mary J. Mullany at Ballard Spahr LLP at (215) 864-8631.

Sincerely,

/s/ Shameze Rampertab Shameze Rampertab Chief Financial Officer